May 18, 2026

Efraim Cohen-Arazi
Interim Chief Executive Officer
PRF Technologies Ltd.
65 Yigal Alon St.
Tel Aviv 6744316, Israel

        Re: PRF Technologies Ltd.
            Registration Statement on Form F-1
            Filed May 13, 2026
            File No. 333-295841
Dear Efraim Cohen-Arazi:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael Soumas, Esq.